SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Bellatrix Exploration Ltd

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

078314101

(CUSIP Number)

August 15, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 078314101	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Frigate Ventures LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,500,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3% **
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 078314101	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Admiralty Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,500,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3% **
12	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 078314101	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bruce R. Winson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,500,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3% **
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 078314101	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) M5V Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,500,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3% **
12	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 078314101	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Adam Spears
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,500,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3% **
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 078314101	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Moez Kassam
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,500,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3% **
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Frigate Ventures LP (d/b/a Anson Group), a Texas limited partnership (“Frigate”), Admiralty Advisors LLC, a Texas limited liability company (“Admiralty”), Mr. Bruce R. Winson, the principal of Frigate and Admiralty, M5V Advisors Inc. (d/b/a Anson Group Canada), an Ontario, Canada corporation (“M5V”), Mr. Adam Spears, a director of M5V, and Mr. Moez Kassam, a director of M5V, relating to Common Stock, no par value (the “Common Stock”), of Bellatrix Exploration Ltd., a Canadian corporation (the “Issuer”).

This Schedule 13G relates to Common Stock of the Issuer purchased by a private fund to which Frigate and M5V serve as co-investment advisors (the “Fund”). Frigate and M5V serve as co-investment advisors to the Fund and may direct the vote and disposition of the 12,500,000 shares of Common Stock held by the Fund. As the general partner of Frigate, Admiralty may direct the vote and disposition of the 12,500,000 shares of Common Stock held by the Fund. As the principal of Frigate and Admiralty, Mr. Winson may direct the vote and disposition of the 12,500,000 shares of Common Stock held by the Fund. As directors of M5V, Mr. Spears and Mr. Kassam may each direct the vote and disposition of the 12,500,000 shares of Common Stock held by the Fund.

Item 1(a)	Name of Issuer.

Bellatrix Exploration Ltd.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

1920, 800 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Item 2(a)	Name of Person Filing.

Frigate Ventures LP (“Frigate”), Admiralty Advisors LLC (“Admiralty”), Mr. Bruce R. Winson, M5V Advisors Inc. (“M5V”), Mr. Adam Spears and Mr. Moez Kassam

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

For Frigate, Admiralty and Mr. Winson:

5950 Berkshire Lane, Suite 210

Dallas, Texas 75225

For M5V, Mr. Spears and Mr. Kassam:

111 Peter Street, Suite 904

Toronto, ON

M5V 2H1

Item 2(c)	Citizenship or Place of Organization.

Frigate is a limited partnership organized under the laws of the State of Texas. Admiralty is a limited liability company organized under the laws of the State of Texas. Mr. Winson is a United States citizen. M5V is a corporation organized under the laws of Ontario, Canada. Mr. Spears and Mr. Kassam are each Canadian citizens.

Item 2(d)	Title of Class of Securities.

Common Stock, no par value (the “Common Stock”).

Item 2(e)	CUSIP Number.

078314101

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	Frigate, Admiralty, Mr. Winson, M5V, Mr. Spears and Mr. Kassam are the beneficial owners of 12,500,000 shares of Common Stock held by the Fund.

(b)	Frigate, Admiralty, Mr. Winson, M5V, Mr. Spears and Mr. Kassam are the beneficial owners of 5.3% of the outstanding shares of Common Stock. This percentage is determined by dividing 12,500,000 by the sum of (i) 212,511,486, the number of shares of Common Stock issued and outstanding as of June 30, 2016, as reported in the Issuer’s Form 6-K filed on August 10, 2016, plus (ii) 25,000,000, the number of shares of Common Stock issued through an offering as reported in a Prospectus announced by the Issuer on July 25, 2016.

(c)	Frigate and M5V, as the co-investment advisors to the Fund, may direct the vote and disposition the 12,500,000 shares of Common Stock held by the Fund. Admiralty, as the general partner of Frigate, may direct the vote and disposition the 12,500,000 shares of Common Stock held by the Fund. As the principal of Frigate and Admiralty, Mr. Winson may direct the vote and disposition of the 12,500,000 shares of Common Stock held by the Fund. Mr. Spears and Mr. Kassam, each as a director of M5V, may direct the vote and disposition the 12,500,000 shares of Common Stock held by the Fund.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

For Frigate, Admiralty and Mr. Winson:

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

For the M5V, Mr. Spears and Mr. Kassam:

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99.1

Joint Filing Agreement dated August 25, 2016, by and among Frigate, Admiralty, Mr. Winson, M5V, Mr. Spears and Mr. Kassam.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 25, 2016

FRIGATE VENTURES LP

By: Admiralty Advisors LLC, its general partner

By:	/s/ Bruce R. Winson
Bruce R. Winson
Manager

ADMIRALTY ADVISORS LLC

By:	/s/ Bruce R. Winson
Bruce R. Winson
Manager

/s/ Bruce R. Winson
Bruce R. Winson

M5V ADVISORS INC.

By:	/s/ Adam Spears
Adam Spears
Director

By:	/s/ Moez Kassam
Moez Kassam
Director

/s/ Adam Spears
Adam Spears

/s/ Moez Kassam
Moez Kassam